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SECURITIES 04004989 ~~SION~~
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 48145

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Adelphia Capital LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Madison Ave   6th Floor
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

RECEIVED MAR 0 1 2004 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter N. Christos   212 755-6600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
John P. Comparato, CPA

(Name — if individual, state last, first, middle name)

207 Hallock Road Suite 208, Stony Brook, NY 11790

(Address)   (City)   (State)   Zip Code

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, __Peter N. Christos_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Adelphia Capital LLC_____, as of

__December 31_____, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                              Signature

                                   _Peter N. Christos_____
                                              Title
                                    CEO / MANAGING MEMBER

_____
          Notary Public

ARNOLD P. KLING
Notary Public, State of New York
No. 31-4805162
Qualified in New York County
Commission Expires March 30, 200Y

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ADELPHIA CAPITAL LLC

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2003

ADELPHIA CAPITAL LLC

INDEX

DECEMBER 31, 2003

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Computation of Net Capital pursuant to Rule 15c3-1	7
Independent Auditors' Report on Internal Accounting Control Required by See Rule 17a-5	8-9



JOHN P. COMPARATO C.P.A., P.C.

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

February 12, 2004

To the Managing Members
Adelphia Capital LLC

We have audited the accompanying statements of financial condition of Adelphia Capital LLC as of December 31, 2003, and the related statements of operations, members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Adelphia Capital LLC as of December 31, 2003, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Adelphia Capital LLC. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a -5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

John P. Comparato

1

ADELPHIA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$	16,397
Prepaid Expenses		2,230
		18,627

FIXED ASSETS

Equipment (less accumulated depreciation of $6,110)		442

OTHER ASSETS

Organization Costs(less accumulated depreciation of $1,597)		201
TOTAL ASSETS	$	19,270

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES

Accounts Payable	$	2,000
		2,000

MEMBERS' CAPITAL		17,270
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	19,270

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ADELPHIA CAPITAL LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE	$ 45,556

EXPENSES	
Rent	6,000
Professional Fees	15,573
Office expense	2,400
Regulatory Fees	3,099
Telephone	1,200
Depreciation & Amortization	1,670
Other Expenses	487

TOTAL EXPENSES	30,429

NET INCOME <LOSS>	$ 15,127
	==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ADELPHIA CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$	12,543
Net Income <Loss>		15,127
Members' Capital Contributions		24,600
Members' Distribution		<35,000>

Balance, December 31, 2003	$	17,270
		==========

ADELPHIA CAPITAL LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	15,127
Depreciation and Amortization	1,670
Increase in Prepaid Expenses	<164>
Decrease in Accounts Payable	<3000>

NET CASH PROVIDED BY OPERATING ACTIVITIES	13,633

NET CASH USED BY FINANCING AND INVESTING ACTIVITIES	
Members' Distributions, Net of Contributions	<10,400>

NET INCREASE IN CASH	3,233
CASH AT BEGINNING OF YEAR	13,164

CASH AT END OF YEAR	$ 16,397
	============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ADELPHIA CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 1 -- ORGANIZATION AND NATURE OF BUSINESS

Adelphia Capital LLC(the "Company") is registered as a broker and dealer in securities under the Securities Exchange Act of 1934.

The following is a summary of significant accounting policies followed by the company
a)   Accounting Method
           Assets, liabilities, income and expenses are recorded using the accrual basis of
           accounting
b)   Depreciation and Amortization
           Fixed Assets are stated at cost. Depreciation is provided using the straight-
           line method over the estimated useful lives of the assets.

NOTE 2 --NET CAPITAL REQUIREMENTS

The company is subject to the securities and exchange commission's uniform net capital rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $14,380 which was $9,380 in excess of the amount required.

NOTE 3 –RELATED PARTY TRANSACTIONS

The Company rents office space from Adelphia Holdings LLC, an affiliated company. The Company had rent expense of $6,000 for the year ended December 31, 2003. It also paid to Adelphia Holdings LLC a management fee of $3,600 for other expenses incurred.

ADELPHIA CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

NET CAPITAL

Total Ownership Equity	$ 17,270
Add:	
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation of Net Capital	0
Other (Deductions) or Allowable Credits	0
Total Capital and Allowable Subordinated Liabilities	17,270
Deductions and /or Charges:	
Non-allowable Assets	2,873
Net Capital Before Haircuts on Securities Positions	14,397
Haircuts on Securities Positions	17
Net Capital	$ 14,380

AGGREGATE INDEBTEDNESS	$ 2,000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	.14 to 1

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2003 Focus PartIIA filing.



JOHN P. COMPARATO C.P.A., P.C.

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Managing Members
Adelphia Capital LLC

We have examined the financial statements of Adelphia Capital LLC for the year ended December 31, 2003 and have issued our report therein dated February 7, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

8

Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Adelphia Capital LLC as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be any used for other purpose.

John J Comparet